# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SolarBank Corp, CIK 0002011053
CUSIP: 83417Y108
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 505 CONSUMERS ROAD, SUITE 803, Toronto, Ontario, Ontario Canada (A6), M2J 4V8
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000919185

## Reporting persons
- Highbridge Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,855,628; sole dispositive power 0; shared dispositive power 3,855,628; aggregate amount beneficially owned 3,855,628 (9.9% of the class)
  Comment: Includes 2,394,367 Common Shares (as defined in Item 2(a)) issuable upon exercise of the Reported Warrants (as defined in Item 4(a)). As more fully described in Item 4, the Reported Warrants are subject to the 9.90% Blocker (as defined in Item 4(a)) and the percentage set forth on row (11) gives effect to the 9.90% Blocker. However, rows (6), (8) and (9) show the number of Common Shares that would be issuable upon the full exercise of the Reported Warrants and does not give effect to the 9.90% Blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to the 9.90% Blocker, is less than the number of securities reported on rows (6), (8) and (9).

## Item 1. Issuer
Name of issuer: SolarBank Corp
Address of issuer's principal executive offices: 505 Consumers Road, Suite 803, Toronto, Ontario, Canada, M2J 4V8

## Item 2. Person Filing
Name of person filing:
This statement is filed by Highbridge Capital Management, LLC ("Highbridge" or the "Reporting Person"), a Delaware limited liability company and the investment adviser to certain funds and accounts (the "Highbridge Funds"), with respect to the common shares, without par value ("Common Shares"), of SolarBank Corp, a corporation incorporated under the laws of Ontario, Canada (the "Issuer"), directly held, and issuable upon exercise of warrants directly held by the Highbridge Funds.

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 277 Park Avenue, 23rd Floor, New York, New York 10172.
Citizenship: Highbridge is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 32,463,748 Common Shares outstanding as of March 20, 2025, as reported in Exhibit 99.1 of the Issuer's Report of Foreign Issuer on Form 6-K Report filed with the Securities and Exchange Commission on March 21, 2025, and assumes the exercise of the warrants (the "Reported Warrants") held by the Highbridge Funds, subject to the 9.90% Blocker (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Person cannot exercise any of the Reported Warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 9.90% of the outstanding Common Shares (the "9.90% Blocker") and the percentage set forth in Row (11) of the cover page for the Reporting Person gives effect to the 9.90% Blocker. Consequently, at this time, the Reporting Person is not able to exercise all of such Reported Warrants due to the 9.90% Blocker.
Percent of class: 9.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Highbridge Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein. Highbridge Tactical Credit Master Fund, L.P., a Highbridge Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Highbridge Capital Management, LLC: /s/ Kirk Rule, Kirk Rule, Executive Director (05/02/2025)